Exhibit 99.1

PRESS RELEASE

Cellectis S.A. Reports Results from Combined Shareholders Meeting

Held on June 25, 2019

June 26, 2019 – New York – Cellectis S.A. held its Combined Shareholders Meeting (Euronext Growth: ALCLS; Nasdaq: CLLS) on June 25, 2019 at its head office in Paris.

At the meeting, during which more than 68% of voting rights were exercised, Resolutions 1 through 18, 23 and 24 were adopted. Resolutions 19 through 22 and Resolution 25 were rejected. The detailed results of the vote and the resolutions are available on the company’s website www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 19 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:

Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com

Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:

Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com